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                                                                    Exhibit 99.3

FOR IMMEDIATE RELEASE

                                                   January 20, 2000
                                                   For more information contact:
                                                   Erin Ibele - (419) 247-2800
                                                   Ed Lange - (419) 247-2800

                     HEALTH CARE REIT, INC. ANNOUNCES FOURTH
                       QUARTER INVESTMENTS OF $34 MILLION

                       1999 INVESTMENTS TOTAL $275 MILLION

Toledo, Ohio, January 20, 2000..... HEALTH CARE REIT, INC. (NYSE/HCN) announced today that investment activity for the fourth quarter of 1999 totalled $34,370,000. For the year ended December 31, 1999, the company funded investments of $275,119,000.

The 1999 investment activity contributed to an 18.5 percent increase in total assets which totalled $1,271,000,000 at December 31, 1999, as compared with $1,073,000,000 at December 31, 1998.

Investment activity during 1999 included real property investments of $215,339,000, mortgage loans of $52,318,000 and equity related investments of $7,462,000. Facility-based investments, inclusive of construction advances, were comprised of $216,808,000 for 77 assisted living facilities, $28,441,000 for ten nursing homes and $22,408,000 for ten retirement centers. Aggregate funding was provided to 26 operators in 28 states. At December 31, 1999, the company had approximately $53 million in unfunded commitments.

During 1999, 55 construction projects completed the construction phase of the company's investment process. Forty-three facilities were converted to permanent real property investments, with an aggregate investment of $224,117,000. Twelve facilities were converted to permanent mortgage loans with an aggregate investment balance of $67,553,000.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. At December 31, 1999, the company had investments in 238 health care facilities in 34 states and had total assets of approximately $1.3 billion.

    For more information on Health Care REIT, Inc., via facsimile at no cost, dial 1-800-PRO-INFO and enter the company code - HCN,
                or visit the company's website at www.hcreit.com.
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